

16014002

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69237

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huron Transaction Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Van Buren Street
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey Frankel 312-880-3114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm LLC
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Suite 608	Rockford	Illinois	61104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey Frankel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huron Transaction Advisory, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
BEATRIZ M OLIVERA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 04/03/17

Signature

Managing Director

Title

Beatriz M. Olivera

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Huron Transaction Advisory, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Huron Transaction Advisory, LLC as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Huron Transaction Advisory, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huron Transaction Advisory, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 11 through 13 has been subjected to audit procedures performed in conjunction with the audit of Huron Transaction Advisory, LLC's financial statements. The supplemental information is the responsibility of Huron Transaction Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information on pages 11 through 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Rockford, Illinois
February 8, 2016

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Huron Transaction Advisory, LLC
Statement of Financial Condition
As of December 31, 2015

ASSETS

	2015
Current assets:	
Cash and cash equivalents	$ 4,732,915
Client receivables, net	40,519
Prepaid expenses and other current assets	70,000
Total current assets	$ 4,843,434

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable - trade	$ 15,446
Accounts payable - affiliate	114,273
Unearned revenue	90,238
Total current liabilities	219,957
Members' equity	
Additional paid-in capital	285,816
Dividends	(2,151,538)
Retained earnings	6,489,199
Total members' equity	4,623,477
Total liabilities and members' equity	$ 4,843,434

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Income
For the Year Ended December 31, 2015

	2015
Revenues and reimbursable expenses:	
Revenues	$ 7,464,082
Reimbursable expenses	243,519
Total revenue and reimbursable expenses	7,707,601
Direct costs and reimbursable expenses:	
Direct costs	2,582,953
Reimbursable expenses	243,519
Total direct costs and reimbursable expenses	2,826,472
Operating expenses:	
Insurance	140,000
Promotion & marketing	14,414
Consulting	36,047
Certifications & training	35,291
Regulatory filing fees	24,371
Accounting & legal fees	22,689
Miscellaneous	3,718
Total operating expenses	276,530
Operating income	$ 4,604,599

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Change in Members' Equity
For the Year Ended December 31, 2015

		2015
Beginning balance	$	2,170,416
Net income		4,604,599
Dividends paid		(2,151,538)
Ending balance	$	4,623,477

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 4,604,599
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in client receivables, net	19,837
Increase in accounts payable - trade	5,958
Increase in accounts payable - affiliate	18,561
Increase in unearned revenue	90,238
Total adjustments	134,594
Net cash provided by operating activities	4,739,193
CASH FLOWS FROM FINANCING ACTIVITIES;	
Dividends paid	(2,151,538)
Net cash used for financing activities	(2,151,538)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,587,655
CASH AND CASH EQUIVALENTS, beginning of year	2,145,260
CASH AND CASH EQUIVALENTS, end of year	$ 4,732,915

The accompanying notes are an integral part of the financial statements.

Huron Transaction Advisory, LLC
Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Huron Transaction Advisory, LLC (the Firm) is a Delaware Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides essential corporate finance and investment banking services to middle-market companies wishing to explore opportunities that require additional capital, targeted acquisition or divestiture strategies, or smart restructuring or recapitalization solutions.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not affect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Unbilled Services

Management believes that, based on industry practice and collection history, the unbilled services balance at December 31, 2015 was not collectable in full, and accordingly, an allowance for doubtful accounts of $50,576 has been recorded.

Unearned revenue

Unearned revenues received are retainers from clients as of December 31, 2015.

Income Taxes

Since the Firm is a limited liability company, it is a disregarded entity for income tax purposes. Therefore, there is no income tax liability at the entity level. Rather, the Firm's net income or loss is reported on the single-member's income tax return. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Firm's financial condition, results of operations or cash flows. Accordingly, the Firm has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2015.

Revenue Recognition

Revenues represent succession for transactions and net fees charged to customers on a transaction. Reimbursable expenses are costs incurred in providing services to the customers of the Firm.

NOTE 2 - Allowance for Doubtful Accounts

Accounts receivable are presented on the balance sheet net of estimated uncollectible amounts. The Firm records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Firm recorded an allowance for doubtful accounts of $50,576 as of December 31, 2015.

NOTE 3 – Fair Value Financial Instrument

The Firm's financial instruments are cash and cash equivalents, unbilled services and accounts payable for which recorded values approximate fair values based on their short-term nature.

NOTE 4 – Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $14,664 at December 31, 2015, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2015, the Firm had net capital of $4,512,958, which was $4,498,294 in excess of its required net capital of $14,664. The Firm's ratio of aggregated indebtedness to net capital was 4.87 to 1 at December 31, 2015.

NOTE 5 – Expense Agreement

The Firm has an expense agreement with its Affiliate (Huron Consulting Services, LLC) whereby the Firm makes use of a portion of the Affiliate's office and support personnel which does not cause the affiliate to incur significant, if any, additional costs and expenses. The Affiliate has adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Firm is not required to repay such amounts to Affiliate, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

Huron Transaction Advisory, LLC
NOTES TO FINANCIAL STATEMENTS, (Continued)

NOTE 5 – Expense Agreement (Continued)

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm get funded by the Affiliate, yet these costs do get recorded to the Statement of Operations of the Firm along with a related payable to Affiliate. This payable to Affiliate balance, which was $114,273 as of December 31, 2015, gets settled up and paid by the Firm to the Affiliate on a quarterly basis.

NOTE 6 – Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through one bank account. The Firm promptly transmits all customer funds and securities to such bank account utilizing a lockbox system and, at December 31, 2015, had no amounts or securities due to the account from unsettled trades. The amount of cash in the bank account was $4,732,915 at December 31, 2015.

NOTE 7 – Concentration of Credit Risk

Financial instruments that potentially subject the Firm to concentrations of credit risk consist of demand deposits with a financial institution. At December 31, 2015, there was $4,482,915 held at one financial institution exceeding FDIC insurance of $250,000. The Firm believes there is minimal credit risk relative to its cash and investment accounts.

NOTE 8 – Commitments and Contingencies

The Firm's management has indicated that there are no commitments or guarantees against the assets of the Firm. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 9 – Advertising Costs

The Firm's management has elected to expense advertising costs as they are incurred. Advertising costs for the year ended December 31, 2015, was $708.

NOTE 10 – Major Customers

Revenues from an institutional client in excess of 10 percent of total revenues and reimbursable expenses income is as follows:

Customer 1 - $2,548,459
Customer 2 - $1,670,347

NOTE 11 – Subsequent Events

The Firm's management has evaluated subsequent events through February 8, 2016, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Schedule I

Huron Transaction Advisory, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

COMPUTATION OF NET CAPITAL		**2015**
Total member's equity qualified for net capital	$	4,623,478
Less non-allowable assets:		
Receivables from clients,net		62
Unbilled services, net		40,458
Prepaid expenses		70,000
NET CAPITAL	$	4,512,958
Net capital requirement		14,664
EXCESS NET CAPITAL	$	4,498,294
NET CAPITAL LESS 10% OF AGGREGATE INDEBTEDNESS	$	4,490,962

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate indebtedness	$	219,957
Ratio: Aggregate indebtedness to net capital		4.87%

NOTE: There are no material differences between the preceding computation and the Firm's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

Schedule II

Huron Transaction Advisory, LLC
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. The Firm clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transits all customer funds and securities to U.S. Bank through a lockbox system. The Firm does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Huron Transaction Advisory, LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(i). The Firm does not carry customer margin accounts and promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. The Firm clears all transactions with and for customers through one bank account with U.S. Bank, and promptly transits all customer funds and securities to U.S. Bank through a lockbox system. The Firm does not hold funds or securities for, or owe money or securities to, customers.

Report of Independent Registered Public Accounting Firm

To the Members
of Huron Transaction Advisory, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Huron Transaction Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huron Transaction Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) and (2) Huron Transaction Advisory, LLC stated that Huron Transaction Advisory, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Huron Transaction Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huron Transaction Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Rockford, Illinois
February 8, 2016

Huron Transaction Advisory, LLC
550 W. Van Buren Street
Chicago, Illinois 60607

Huron Transaction Advisory, LLC's Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Huron Transaction Advisory, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2. The Firm stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Huron Transaction Advisory, LLC

I, Geoffrey Frankel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Managing Director and Chief Compliance Officer

February 8, 2016

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountants' Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Huron Transaction Advisory, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Huron Transaction Advisory, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Huron Transaction Advisory, LLC's compliance with the applicable instructions of Form SIPC-7. Huron Transaction Advisory, LLC's management is responsible for Huron Transaction Advisory, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement in the general ledger and to copies of disbursed checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 to Form X-17A-5 and Huron Transaction Advisory, LLC's Statement of Operations, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Rockford, Illinois
February 8, 2016

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Huron Transaction Advisory, LLC

Annual Audit Report
For the Year Ended
December 31, 2015

Huron Transaction Advisory, LLC
Table of Contents

	Page
Facing Page – Annual Audit Report Form X-17A-5, Part III	1
Oath of Affirmation	2
Report of Independent Registered Public Accounting Firm	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplementary Information Required by Rule 17A-5 of the Securities and Exchange Commission:	
Schedule I- Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II – Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III – Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission	13
Other Information:	
Report of Independent Registered Public Accounting Firm	14
Huron Transaction Advisory, LLC's Exemption Report Required by Rule 17A-5 of the Securities and Exchange Commission	15
Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	16